

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 22, 2008

<u>Via U.S. Mail and Facsimile (412) 824-3903</u>

Mr. Ronald C. Schmeiser
Chief Executive Officer
UHF Incorporated
60 Port Perry Road
North Versailles, PA 15137

Re: UHF Incorporated
Form 10-KSB for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 000-49729

Dear Mr. Schmeiser:

We have reviewed your filing and have the following additional comment. Where indicated, we think you should revise your document in response to this comment, however, if you disagree, we would be pleased to consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-KSB/A1 for Fiscal Year Ended December 31, 2007, filed August 15, 2008</u>

<u>Item 8A(T). Controls and Procedures, page 2</u>

1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 18, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and

highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and *reported* within the time periods specified in the Commission's rules and forms. In addition, as discussed in Compliance and Disclosure Interpretation 115.02, which you can find at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file management's report on Internal Control over Financial Reporting rendered your annual report materially deficient and also rendered the company not timely or current in its Exchange Act Reporting. In light of these facts, please explain how you could conclude that disclosure controls and procedures were effective. Alternatively, please further amend the 10-KSB to disclose management's revised conclusion on the effectiveness of your disclosure controls and procedures, i.e., that DC&P were not effective as of the end of the fiscal year.

Management's Annual Report on Internal Control over Financial Reporting

2. Please amend your filing to provide the required management's annual report on internal control over financial reporting as defined in the Exchange Act Rule 13a-15(f). The report must state whether your internal control over financial reporting was effective or ineffective and contain the disclosures set forth in Item 308T(a)(1), (a)(2), (a)(3) and (a)(4) of Regulation S-K. In performing and reporting your evaluation, you may find the following documents helpful:

   ▪ the Commission's release *Amendments to Rules Regarding Management's Report on Internal Control Over Financial Reporting* (Securities Act Release 8809/Financial Reporting Release 76). You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

   ▪ the Commission's release *Commission Guidance Regarding Management's Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of* 1934 (Securities Act Release 8010/Financial Reporting Release 77). You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

   ▪ the "Sarbanes-Oxley Section 404 – A Guide for Small Business" brochure at: (http://www.sec.gov/info/smallbus/404guide.shtml).

3. Please disclose any change in your internal control over financial reporting during the last fiscal quarter in accordance with Item 308T(b) of Regulation S-K.

Exhibits 31.1 and 32.1

4. Please revise your Section 302 certifications in paragraph 4 to replace references to "(as defined in Exchange Act Rules 13a-14 and 15d-14)" with "(as defined in Exchange Act Rules 13a-15(e) and 15d-15(e))" that defines disclosure controls and procedures. Also, replace references to "annual report" outside of the first paragraph with "report."   Please amend your filing to include revised certification that conform to the exact wording required by Item 601(b)(31) of Regulation S-K.

5. We note that paragraph one of the Section 906 certification refers to the period ended December 31, 2006 instead of December 31, 2007. Please revise accordingly.

General

6. Please submit your response to this letter to us on EDGAR. Within your response, we remind you to provide the three acknowledgments listed near the end of this letter.

Closing Comments

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Raquel Howard, Staff Accountant, at (202) 551-3291 or me at (202) 551-3688 if you have questions regarding these comments.

Sincerely,

Ryan C. Milne
Accounting Branch Chief

cc: John L. Thomas, Esq.
        Via facsimile (856) 234-2098